SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Explanatory Note

This Form 6-K includes the Preliminary Merger Agreement (Compromiso Previo de Fusión) between Telecom Argentina S.A. (“Telecom”) and Cablevisión S.A. (“Cablevisión”), approved by the board of directors of each company on June 30, 2017. In addition, in order to avoid information asymmetry between local and foreign investors, included in this Form 6-K are the annexes to the Preliminary Merger Agreement, including the unaudited special merger individual financial statements of Telecom, the unaudited special merger individual financial statements of Cablevisión and the unaudited special merger consolidated financial statements, which were prepared to comply with the legal requirements of Argentina. The special merger financial statements were not audited in accordance with PCAOB Standards or US GAAS and do not comply with SEC requirements.

TABLE OF CONTENTS

This Form 6-K for Telecom Argentina S.A. contains:

Exhibit

1.	Press Release of Telecom Argentina S.A.

2.	English free translation of the Preliminary Merger Agreement between Telecom Argentina S.A. and Cablevisión S.A., dated June 30, 2017

3.	Annex I(A) to the Preliminary Merger Agreement: Unaudited Special Merger Individual Financial Statements of Telecom Argentina S.A. as of March 31, 2017

4.	Annex I(B) to the Preliminary Merger Agreement: Unaudited Special Merger Individual Financial Statements of Cablevisión S.A. as of March 31, 2017

5.	Annex II to the Preliminary Merger Agreement: Unaudited Special Merger Consolidated Financial Statements as of March 31, 2017

6.	Annex III to the Preliminary Merger Agreement: Methodology of calculation of the Exchange Ratio

7.	Annex IV to the Preliminary Merger Agreement: Form of Amended Bylaws of Telecom Argentina.

8.	Annex V to the Preliminary Merger Agreement: Transactions with Related Parties of Cablevisión.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 28, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations